Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, 2010

(Unaudited)

Ratio of
earnings to
fixed charges
(Dollars in millions)

Earnings(a)	$1,378
Plus:
Interest included in expense(b)	11,574
One-third of rental expense(c)	167
Adjusted “earnings”	$13,119

Fixed charges:
Interest included in expense(b)	$11,574
Interest capitalized	30
One-third of rental expense(c)	167
Total fixed charges	$11,771

Ratio of earnings to fixed charges	1.11

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.